Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Introduction

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silvermex Resources Inc.’s (“Silvermex” or “the Company”) audited consolidated financial statements for the year ended December 31, 2011 and related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in Canadian dollars unless otherwise noted. This Management Discussion and Analysis has been prepared as of March 21, 2012 and includes certain statements that may be deemed “forward-looking statements”. Investors are directed to the section “Risks and Uncertainties” and to page 25 for a statement on forward-looking information included within this MD&A.

With the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS on January 1, 2010, the Company’s accounting policies have changed and the presentation, financial statement captions and terminology used in this MD&A and the accompanying audited consolidated financial statements are consistent with IFRS as is now required by the securities laws. The Company’s 2010 comparatives in this MD&A have been restated and presented in accordance with IFRS for comparative purposes, unless otherwise noted. Further details on the transition to IFRS and the reconciliation of prior periods from Canadian GAAP to IFRS are provided in the notes to our audited consolidated financial statements for the year ended December 31, 2011.

Highlights

During the year ended December 31, 2011, the Company:

  generated silver and gold sales of $16.8 million from the sale of 359,188 ounces of silver and 3,959 ounces of gold.

  achieved full mill production capacity of 320 tonnes per day (“tpd”) in September 2011, one month ahead of schedule.

  produced 437,953 ounces of silver and 4,293 ounces of gold from the La Guitarra Mine.

Further, during the three months ended December 31, 2011, the Company generated net income of $3.1 million.

Overview

The Company is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metals assets. The Company has one mining operations and four exploration projects in Mexico. Additionally, the Company has an immaterial exploration property in Canada. The Company’s core assets, located in the Temascaltepec Mining District, one of Mexico’s oldest and most prolific silver districts covering over 39,000 hectares, includes the producing La Guitarra silver-gold mine and mining concessions. La Guitarra is an underground mine currently in operation with a flotation mill that has a proven capacity of 320 tpd.

In January 2010, the Company released results of an updated resource and reserve audit for its La Guitarra Mine and the Temascaltepec Mining District in accordance with the National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. The reserve and resource estimates are based on assay data obtained from diamond drilling and sampling, both on surface and from underground, and ore body modelling. The existing La Guitarra NI 43-101 resource estimates and resulting reports were prepared by previous management and external third party sources. The Company has an extensive review process underway to compile and analyze all past available exploration results and data into a comprehensive new resource model.

On November 16, 2010, Silvermex completed the acquisition of all of the issued and outstanding common shares of Silver One (“Silver One Shares”) by way of an arrangement (the “Arrangement”) under the Business Corporations Act (the “Acquisition”).

2011 MD&A

The Arrangement and related transactions were approved by the shareholders of Silvermex and Silver One at special meetings of the respective shareholders held on November 9, 2010. Concurrent with the closing of the Acquisition, Silvermex changed its name from “Genco Resources Ltd.” to “Silvermex Resources Inc.” and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”. On November 16, 2010, the Silver One Shares ceased trading on the TSX Venture exchange and the common shares in the capital of Silvermex (the “Common Shares”) commenced trading on the TSX under the new symbol “SLX”.

Pursuant to the Arrangement, Silver One became a wholly-owned subsidiary of Silvermex, with all of the shareholders of Silver One becoming shareholders of Silvermex. The business and operations of Silver One have been combined with those of Silvermex.

A Form 51-102F4 “Business Acquisition Report” in respect of the Acquisition, and copies of the arrangement agreement, have been filed under the Company’s profile on the SEDAR website located at www.sedar.com. Historical information on Silver One can also be found under its profile on the SEDAR website.

In order to facilitate a one-for-one exchange ratio between Silvermex’s Common Shares and Silver One Shares, immediately before the completion of the Arrangement, Silvermex subdivided the Common Shares on a 1.1 -for-one basis (the “Subdivision”).

Pursuant to the terms of the Arrangement, Silvermex acquired Silver One by way of a share exchange conducted on the basis of one post-Subdivision Common Share for each Silver One Share.

In total, on the effective date of the Arrangement, which was November 16, 2010, 89,315,406 post-Subdivision Common Shares were issued to shareholders of Silver One. In addition, all outstanding options and warrants to acquire Silver One Shares (“Silver One Options”) were exchanged for options and warrants to acquire the equivalent number of common shares of the Company for the same aggregate consideration.

On March 13, 2012, with the consent of Silvermex, the US Securities and Exchange Commission (“SEC”) issued an order revoking the registration statement of Silvermex’s common shares under section 12(j) of the US Securities Exchange Act of 1934, as amended. The Company consented to this administrative procedure as an amenable solution to address the filing delinquencies committed by the previous management of Genco under the Exchange Act. Silvermex’s common shares continue to trade publicly on the TSX; however, broker-dealers in the United States are unable to effect transactions in US markets. The Company expects to file a new registration statement on Form 40-F by March 31, 2012. The registration statement is anticipated to be effective 60 days after its filing.

In the coming year, the Company’s efforts will be centered on upgrading and expanding resources to deliver sustainable production from the La Guitarra Mine, as well as delineating future production centers within the Temascaltepec Mining District for near-term production expansion.

2011 MD&A

Operating Performance

Mine Operations

The table below summarizes metal production at La Guitarra mine for the following periods:

	Three Months Ended December 31,		Three Months Ended September 30,		Three Months Ended June 30,		Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2011	2010	2011	2010	2011	2010 (1)	2011	2010

Tonnes ore milled	23,810	16,923	24,820	16,568	16,164	6,542	16,359	--	81,153	39,896
Tonnes ore milled per day (2)	331	325	310	180	178	123	182		327	157
Silver grade (g/t)	197	143	181	132	174	102	191	--	172	131
Gold grade (g/t)	1.7	1.1	1.4	1.2	2.4	0.9	2.5	--	1.7	1.13
Silver recovery (%)	89.0%	88.8%	89.0%	90.2%	90.0%	82.8%	92.7%	--	89.9	88.9
Gold recovery (%)	78.4%	81.7%	84.5%	84.8%	88.5%	75.7%	88.8%	--	85.5	82.3
Silver produced (ounces)	134,106	69,053	129,384	63,768	81,400	18,197	93,063	--	437,953	149,850
Gold produced (ounces)	1,010	502	991	557	1,111	137	1,182	--	4,293	1,192
Silver sales (ounces)	126,589	95,755	98,703	9,540	47,769	7,395	86,128	--	359,188	112,690
Gold sales (ounces)	1,049	774	1,123	49	785	112	1,002	--	3,959	934
Average realized silver price ($US/oz)	31.02	27.99	37.67	17.96	39.03	18.44	32.98	--	34.88	26.52
Average realized gold price ($US/oz)	1,676.38	1,380.72	1,756.00	1,192.97	1,502.64	1,216.60	1,399.27	--	1,594.78	1,351.54
Silver inventory (ounces)	14,112	19,543	43,068	62,661	35,121	9,566	9,467		14,112	19,543
Gold inventory (ounces)	126	131	280	517	533	13	234		126	131

(1) The La Guitarra Mine recommenced operations in April 2010 after a 17 month closure. In late October 2008, a group, which included former employees of the Company’s subsidiary, Servicios para la Industria Minera, S.A. de C.V. (“SIMSA”), closed the La Guitarra operations by blocking mine access. The Company had no production during the three months ended March 31, 2010.

(2) Tonnes milled per day for the three months ended June 30, 2010 are based on 53 days and for the year ended December 31, 2010 is based on 163 days with the re-commencement of milling on April 21, 2010.

Three months ended December 31, 2011 compared to three months ended September 30, 2011

Silver production for the fourth quarter of 2011 increased 3.6% over the third quarter of 2011 and gold production increased by 1.9% . Plant throughput decreased by 4.1% with the grade of silver increasing by 8.8% and gold increasing by 21.4% . The increased silver and gold production in the quarter was due to the increase in overall grade.

2011 MD&A

Three months ended December 31, 2011 compared to three months ended December 31, 2010

Silver production for the fourth quarter of 2011 increased 94.2% over the comparative 2010 quarter and gold production increased by 101.2% .. Plant throughput increased by 40.7% with the grades of silver and gold increasing by 37.8% and 54.5% respectively. The increase in silver and gold production is attributable to an increase in throughput as the mine continues its ramp up after recommencement of operations in April of 2010, as well as improved grade as a result of the implementation of improved mining practices.

Exploration and Mine Development
La Guitarra Mine Development and Exploration

The Company’s primary objective for 2011 was to delineate and develop additional reserves and resources within the mine and on the adjoining concessions in order to operate the mill at its designed capacity of 320 tpd, by the fourth quarter of 2011. In July 2011, the mill operating schedule increased from four days to seven days a week and by the end of September had reached full capacity ahead of schedule, producing an average of 320 tpd. The Company anticipates that the round the clock 320 tpd La Guitarra operation should produce approximately 500,000 silver ounces and 5,000 gold ounces on an annualized basis.

The Company made significant improvements at La Guitarra in 2011, which have resulted in increased operational efficiency. Extensive investments in upgrading and expanding drilling, transportation and safety equipment were made in order to support higher production rates than what the mine had delivered in previous years. During this extensive mine redevelopment, the Company processed 81,153 tonnes of material and recovered 437,953 ounces of silver and 4,293 ounces of gold.

Since the third quarter of 2011, the design for expansion and stabilization of the existing tailings facility to international standards has been in progress. Detailed designs for expansion of the tailings pond were completed by Tetra Tech Inc. and construction is expected to begin in the second quarter of 2012 once approval is received from the Mexican Ministry of Environment and Natural Resources (“SEMARNAT”). Expected cost for the expansion is $2.5 million. Further, the Company is in the final stages of constructing a new assay lab which should be completed and running by the second quarter of 2012.

The Company has adopted a systematic and multidisciplinary approach to exploring the Temascaltapec Mining District. This approach involves numerous exploration techniques such as surface mapping, geochemical analysis and the identification of potential mineralized targets through underground and surface sampling followed by drill testing these targets.

For 2011, the Company completed approximately 7,633 metres of surface drilling and 5,534 metres of underground drilling. Results have continued to extend the main La Guitarra vein structure as well as show the existence of numerous parallel structures. Within the La Guitarra mine, drilling to date has demonstrated that there is good continuity to the mineralized zone both along strike and down dip with grades and widths comparable to that currently being mined. Mineralization remains open along strike and at depth. In the Coloso area, drilling has confirmed the continuity of the Jessica vein structures and expanded the known mineralized zone. A proposed 36,500 m drill program is expected over the course of 2012, which will include 16,500 m on surface and 20,000 m underground, with expenditures totaling $7.6 million, with the objective of further delineating areas for mine planning and exploitation. The property hosts numerous, potential production centers with reported resources, all within close proximity to the current mill location.

The Company had previously completed over 85,000 metres of core and reverse circulation drilling on the property since August 2006. This drilling focused on developing open pit and underground resources near the existing La Guitarra Mine as well as drilling in the areas of Mina de Agua, Nazareno and Coloso where significant mineralization has been identified. The Company estimates that less than 15% of the identified vein system has been drill tested to date.

2011 MD&A

Areas such as Mina de Agua, Coloso and Nuevo Descubrimiento have already been drilled from surface and/or sampled underground with positive results. Others, like Rincon and Maravillas have seen historic production with very high grades but little or no exploration using modern techniques.

The Company is compiling all of this prior information, in combination with new drill results, into a new geologic model. This new model will, in combination with information from a comprehensive program of surface mapping and sampling, be used to assist in identifying and prioritizing our diamond drill targets at La Guitarra and within the district.

Overall, the Company’s long term goal remains focused on expanding production from the La Guitarra mine and surrounding land position and Silvermex will continue to evaluate expansion opportunities to take advantage of the potential of the Temascaltepec district with the goal of identifying more production centres on the property. To that end, the Company plans to focus its exploration and drill programs in 2012 on the Coloso, and La Guitarra areas of the Temascaltepec district.

Rosario Property

The Rosario Property totals 16,279 hectares in south east Sinaloa, Mexico and is a consolidation of three past producing mines: Plomosas, San Juan and San Marcial. The Rosario Property contains a camp, mill site, tailings facility, water rights, electric power and infrastructure that could allow the Plomosas and San Juan projects to commence production in a shorter time frame and at a lower capital cost should a positive production decision be made. The Company is encouraged by the exploration potential of this project and is looking at opportunities to expand the historic resource and potentially return these properties back to production. With this objective in mind, the Company has designed a drill program to look for down dip extensions within the Plomosas and Plomositas zones on the Rosario property. An 1800 m Phase 1 core drill program is expected in 2012 that will aim to test the continuity of known mineralization. A second phase of drilling is expected dependent upon positive results in Phase 1.

San Marcial Property

The San Marcial property represents 1,250 hectares of the Rosario Project. The Company has completed an internal evaluation of the San Marcial property and has determined that although the Company feels the property has further exploration potential, due to a number of factors, including the terms of the option agreement with Silver Standard Resource Inc. (“Silver Standard”) the property does not, at this time, warrant further development as a standalone project. Although management has written-down the property, the Company has maintained the property in good standing under terms of the option agreement with the exception of the 1,000,000 common shares due on February 1, 2011 and the $6,000,000 payment due on February 1, 2012 which are in the process of being renegotiated. The Company may continue to retain the property if the renegotiated terms are acceptable.

Peñasco Quemado Property

The Peñasco Quemado property is located within the north-central portion of the Mexican state of Sonora, approximately 14.5 km west of the town of Tubutama, in the Magdalena - Tubutama mining district. The project contains disseminated silver mineralization and minor amounts of gold and copper, associated iron, and strong manganese oxide within brecciated zones in a volcano sedimentary suite of rocks. These mineralized brecciated zones are the most important exploration targets on the property and the near surface and oxidized nature of the mineralization suggest the deposit would have a low strip ratio and be amenable to low cost open pit mining methods.. The Company plans to advance the property in 2012, by metallurgical work during the first half of the year and if favorable results are obtained, further advancing the projects economic evaluation by year end.

There is a current NI 43-101 compliant mineral resource estimate on the Peñasco Quemado property. This mineral resource estimate is based on a total of 3,442.61 m of core, rotary and reverse circulation drilling from 49 holes completed by Silvermex in 2005 and 2006 as well as by Cerro de Plata in the 1980s.

2011 MD&A

Samples of existing drill core have been collected for metallurgical testing and were sent to Hazen Research, Inc. in Golden, Colorado. Dependent on favorable results from Phase 1 laboratory testing, Phase 2 testing will be focused on definition of a flow sheet for milling. That proposed flow sheet will enable Preliminary Economic Assessment level cost estimates to be performed late in 2012 in order to determine expected capital and operating costs. Results from the first phase of laboratory testing are expected to be received in the second quarter of 2012.

Lobos Property
The 100% owned Lobos project is located in northwestern Sonora, Mexico. The property's 2,830 hectares lies along the Sea of Cortez, approximately 90 km from Puerto Peñasco, the largest major center in the region. The Company does not have plans to advance this project in 2012.

La Frazada Property
The La Frazada mine is located in the historic mining district of Real del Zopilote, in the state of Nayarit and along the southwest margin of the Sierra Madre Occidental. The property is approximately 300 km northwest of Guadalajara. The overall concession totals 360 hectares, which was staked by Silvermex in March 2008. The property consists of two principal mineralized zones, the La Jabalina and La Frazada Veins, which lie between 10 and 15 meters apart. The Company has previously completed a systematic sampling and mapping program along the 3 km surface outcrops and the underground workings in which the La Jabalina and La Frazada vein are exposed. For 2012, the Company does not have plans to perform work on this project.

Oest Property
On October 7, 2011, the Company completed the sale of the Oest Property, which consists of eight patented and six unpatented mining claims located in Lyon County, Nevada to Comstock Mining Inc. (NYSE Amex: Lode). In return for the Oest Property, the Company received an initial payment of $51,000 (US$50,000) less closing costs, additional payments to be paid over a 33 month period totalling $229,000 (US$225,000) and a production royalty over future production on the property of 2.5% net smelter returns. Under the terms of the sale agreement the first $102,000 ($US100,000) payable under the 2.5% NSR is to be used to extinguish all existing royalties on the property prior to commencing royalty payments to the Company.

Selected Annual Information
Selected consolidated annual financial information for the years ended December 31, 2011 and 2010 is as follows:

($000’s, except per share amounts)	Year Ended December 31 ,
	2011	2010
Sales Gross profit Net loss Basic and diluted loss per share Total assets Total long term liabilities and deferred income taxes Dividends declared	16,772 6,469 (3,914) (0.02) 71,208 4,312 Nil	3,951 1,051 (42,151) (0.38) 72,716 8,568 Nil

2011 MD&A

Results of Operations

The Company achieved adjusted net income, which excludes share based compensation expense, the impairment of the San Marcial mineral property interest and the impairment of goodwill, for the year ended December 31, 2011 of $5.2 million compared to adjusted losses of the same period in 2010 of $3.4 million (See Non-GAAP Measures –Adjusted Income / Loss). Net loss was $3.9 million for the year ended December 31, 2011 compared with a net loss of $42.2 million for the same period in 2010.

The Company achieved a gross profit of $6.5 million for the year ended December 31, 2011, on sales of silver and gold of $16.8 million compared with a gross profit of $1.1 million for the comparative 2010 periods on sales of silver and gold of $4.0 million. The Company’s La Guitarra mine recommenced operations in April 2010 thereby initially incurring higher operating costs as the mine ramps up to full production; the mine was previously not operating due to mine access issues. Further, since December 31, 2010, the average realized price to the Company of silver and gold over the 2011 year has increased by 31.5% and 18.0%, respectively, which also contributed to the improvement in gross profit.

Administration expenses for the year ended December 31, 2011 increased to $5.6 million compared with $4.7 million in 2010 and relate to all costs associated with the Company’s head office, regulatory expenses and other general corporate expenses. Staffing, office costs and professional fees were higher in year ended December 31, 2011 as a result of the Company’s business combination compared to the same periods in 2010. Professional fees were also higher in 2011 due to the Company’s transition to IFRS in the year as well as due to discussions surrounding the delinquent filings committed by the previous management of Genco with the SEC.

Mine overhead costs incurred in 2010 of $0.9 million relate to all expenses of La Guitarra prior to the recommencement of mining operations in April 2010. Included in Mine overhead costs for 2010 were increased labour and other costs which were incurred prior to the restart of operations. Additionally, the Company took a further allowance against its Value Added Tax (“VAT”) receivable with the Mexican tax authority of $1.2 million in 2011 compared with $0.5 million in 2010 (See Contractual Obligations, Commitments and Contingencies – Value Added Tax Receivable).

During the year ended December 31, 2011 the Company also recorded a deferred income tax recovery of $7.1 million which resulted from the impairment of the San Marcial property and the recognition of the deferred tax asset relating to the tax losses attributable to the La Guitarra mine.

Total assets were $71.2 million at December 31, 2011, a decrease of $1.5 million compared with December 31, 2010. This decrease is mainly attributable to the $5.9 million impairment of the San Marcial property, the decrease of goodwill by $0.9 million and the decrease in cash and restricted cash of $4.0 million, offset by a $0.6 million increase in non-current deposits, $0.5 million increase in prepaid expenses and deposits, $0.5 million increase in accounts receivable and $7.2 million increase in property, plant and equipment and mine development additions.

2011 MD&A

Summary of Quarterly Results

The following table summarizes selected financial information for the last eight completed fiscal quarters (in thousands, except per share):

($‘000)	2011				2010
Revenue Operating loss Net income (loss) Net income (loss) per share(1)	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	5,082 (2,036) 3,070 0.01	5,051 (7,595) (4,868) (0.02)	2,752 (1,462) (1,219) (0.01)	3,887 (731) (897) (0.00)	3,391 (39,381) (38,580) (0.34)	313 (1,459) (458) (0.00)	247 (1,584) (1,664) (0.02)	Nil (1,537) (1,448) (0.02)

(1)Basic and diluted

Revenue remained consistent for the three months ended December 31, 2011 compared with the three months ended September 30, 2011. While silver sales increased 28.3%, the average realized price decreased by 17.7% combined with a decrease in gold sales and price of 6.6% and 4.5%, respectively kept the revenue consistent between the three months ended December 31, 2011 and September 30, 2011. In the fourth quarter of 2011, the Company generated net income of $3.1 million compared to a net loss in the third quarter of $4.9 million due to the $5.9 million impairment of the San Marcial property incurred in the three months ended September 30, 2011.

Liquidity and Capital Resources

Working Capital

At December 31, 2011, the Company had cash, restricted cash and short term investments of $20.9 million, current assets of $25.3 million and working capital of $19.1 million. Restricted cash consists of cash or deposit collateral posted by a third party for a bond held for the Mexican government and relates to the value added tax and corporate income reassessment. (See Contractual Obligations, Commitments and Contingencies – Tax Reassesment). The Company believes that the current cash, restricted cash and short term investments are sufficient to meet the cash requirements for the consolidated entity for the next 12 months. At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work, the Company may be required to look for alternate sources of financing. In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Operating, Financing and Investing Activities

Cash used was $3.5 million for the year ended December 31, 2011 compared with cash generated of $16.8 million for the same period in 2010. Additionally, in the year ended December 31, 2011, the Company posted a $2.8 million tax bond in Mexico that was collateralized with an equivalent cash deposit (See Contractual Obligations, Commitments and Contingencies – Tax Reassesment) which is classified as restricted cash in the statement of financial position.

Operating activities used cash of $0.5 million for the year ended December 31, 2011, compared with cash used of $6.5 million for 2010.

2011 MD&A

Cash used in investing activities in the year ended December 31, 2011 was $5.2 million compared with $1.6 million 2010. Investing activities included expanding underground infrastructure, refurbishing and upgrading equipment, expanding tailings capacity, and the construction of a new assay laboratory at the La Guitarra Mine. Offsetting these expenditures was the receipt of $2.0 million from Andover Ventures Inc. (“Andover”). In 2010, the Company received $2.0 million in payments plus interest and a $2.0 million secured note from Andover for the sale of shares of Chief Consolidated Mining Company (“Chief”) upon amendments to the original sale agreement from 2008. The final $2.0 million payment on the secured note was received in the third quarter of 2011 and upon receipt the Company recognized the final amount of the deferred gain of $1.3 million from this sale.

Financing activities generated cash of $2.3 million for the year ended December 31, 2011 compared with cash generated of $24.8 million for the same period in 2010. Financing activities for the year ended December 31, 2011 consisted of the exercise of 2.4 million stock options and 4.6 million warrants and agent common share units. In 2010, financing activities were as follows:

  The Company completed a private placement of 24.2 million units at a price of $0.62 per unit for gross proceeds of $15.0 million (net proceeds of $14.0 million after agent’s commission). Each unit consists of one common share and a one-half warrant to purchase a further common share for $0.90 for a period of three years. Fees of $1.0 million were paid and 1.6 million broker’s warrants in the brokered portion of the private placement, and 57,893 warrants in the non-brokered portion of the private placement were issued. The agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

  The Company completed a private placement of 14.6 million units at a price of $0.33 per unit for gross proceeds of $4.8 million (net proceeds of $4.3 million after agent’s commission and expenses.) As part of this placement the Company issued 10.0 million units consisting of one common share and a one-half transferable warrant to purchase a further common share for $0.41 for a period of two years, and 4.6 million units consisting of one common share and a one-quarter transferable warrant to purchase a further common share for $0.41 for a period of two years. The agent was paid $382,000 and 440,000 broker’s warrants exercisable to purchase a further share at $0.41 for a period of two years.

Contractual Obligations, Commitments and Contingencies

Contractual Obligations and Commitments

The following table summarizes the Company‘s contractual obligations as at December 31, 2011:

($000’s)	As at December 31, 2011
	Within 1 year	2 to 5 years	Over 5 years	Total
Accounts payable and accrued liabilities Current and non-current debt Capital expenditure commitments Reclamation and closure costs Minimum rental and lease payments* Community development commitments	4,787 1,499 2,170 385 211 12	- - - 315 213 50	- - - 4,453 - 124	4,787 1,499 2,170 5,152 424 186
	9,064	578	4,577	14,218

* Includes interest

2011 MD&A

Royalty Obligations

The Company also has the following royalty obligations:

La Guitarra & Temascaltepec District

  Mario Héctor Gottfried Joy Royalty
  This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold. To date, over US$240,000 has been advanced to Mr. Gottfried Joy.

  Luismin Royalty
  La Guitarra must pay to Luismin, S.A. de C.V. (“Luismin”) a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by the Company from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold.

  All mine production will be converted to equivalent ounces of gold. The amount of other royalties payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by the Company to Luismin.

  No royalties are payable on production from concessions outside the 7,257 hectare block that the Company purchased from Luismin as part of the purchase of La Guitarra.

Other Properties

  San Marcial Property
  The Company has an obligation to pay a 1% net smelter royalty capped at $13.8 million less payments to be made of $6.0 million in cash or shares and the value of 1.0 million shares due to be issued to Silver Standard in February 2011 (unissued) for the purchase of 100% interest in the property. The Company further is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the San Marcial Project while the project is still under option from Silver Standard. These payments will be credited against the purchase price. There is also a 3% net smelter return on the property, and the Company is also obligated to pay US$100,000 to International American Resources Inc. as a production payment. The Company is currently renegotiating this agreement; however all costs associated with the property have been written off (See Operating Performance – Exploration and Mine Development, San Marcial).

2011 MD&A

Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3.0 million (MXN$ 38.0 million). The reassessment is attributable to (a) Value Added Tax (“VAT”) refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income. The Company has contested the claim and its claim has been admitted to the Tax Court. The Company has posted a bond with SAT for $2.8 million (MXN$38.9 million), the full amount of the tax reassessment, through a collateralized cash deposit. The Company has not recorded the impact of this reassessment and the collateralized cash has been classified as restricted cash.

Subsequent to December 31, 2011, the Company received an initial judgement against the Company’s favour from the Mexican tax authorities. This judgement is not considered a final legal ruling until the conclusion of the appeal mechanism is available and the Company has started the appeals process. Therefore, this event has no impact to the consolidated financial statements as at December 31, 2011.

Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work done under contract. On June 3, 2011, the Supreme Court of Guanajuato ruled that the Company must pay $83,000 ($81,000) plus interest at a rate of 5% calculated monthly. The Company made the required payment during the year ended December 31, 2011 but believes that the interest portion of the claim approximately $122,000 (US$120,000) is without merit. The Company has accrued $82,000 (US$80,000) as its best estimate forsettlement of the interest portion as at December 31, 2011.

Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. Based on the Company’s best estimate for the settlement of the claim, management has accrued $197,000 (MXN$2.7 million) as at December 31, 2011 and 2010.

Value Added Tax Receivable

The Company has certain VAT receivables in Mexico amounting to $1.8 million (MXN$25.1 million) (December 31, 2010 – $2.3 million (MXN$28.0 million); January 1, 2010 - $1.8 million (MXN$21.9 million)). The Company believes it is fully entitled to the VAT receivables under the Mexican laws but conflicting court decisions have shadowed some uncertainty on the timing and collectability of the VAT receivables. Although the judgement process is still ongoing, it is difficult for management to foresee the final outcome. Due to the uncertainty of the timing and the collectability, the Company recorded an allowance for the full amount of the receivable as of December 31, 2011. The Company reviews the estimate on a quarterly basis and updates the estimate accordingly if needed.

Non-GAAP Measures

Adjusted Loss

The Company has prepared a calculation of adjusted loss for the period by removing certain non-cash adjustments from its IFRS calculation of loss. The mining industry uses non-GAAP measures as a benchmark for performance but these measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. In addition to the conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flows.

2011 MD&A

($000’s, except per share amounts)	Year ended December 30,
Net loss for the period Adjustments Share based compensation Write-down of mineral property interests Impairment of goodwill Adjusted net income (loss) for the period per share	2011	2010
	(3,914) 2,283 5,911 932 5,212 0.02	(42,151) 1,300 - 37,469 (3,382) (0.03)

EBITDA and Adjusted EBITDA

EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share (“EBITDA Metrics”) are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense and amortization and accretion. Adjusted EBITDA and adjusted EBITDA per share provides investors with useful information with respect to the underlying business performance of the Company by removing certain non-cash adjustments from its calculation of EBITDA and EBITDA per share. The Company believes that the EBITDA Metrics trends are valuable indicators of whether its operations are generating sufficient operating cash flow to fund working capital needs and to fund capital expenditures. The Company uses the results depicted by the EBITDA Metrics for these purposes The EBITDA Metrics are intended to provide additional information, do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

($000’s except per share amounts)	Year ended December 31,
Net loss Income tax recovery Depreciation & depletion Interest expense EBITDA per share Adjustments Share based compensation Writedown of mineral property interests Impairment of goodwill Adjusted EBITDA per share	2011	2010
	(3,914) (6,898) 1,544 81 (9,187) (0.04) 2,283 5,911 932 (61) (0.00)	(42,151) (495) 992 - (41,654) (0.37) 1,300 - 37,469 (2,885) (0.03)

2011 MD&A

Cash Costs and Direct Costs

Cash cost per ounce and direct cost per tonne are non-GAAP measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per ounce and direct cost per tonne of production are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales less depreciation and net of changes in inventories. The cash cost per ounce of silver produced reflects the cost of sales less depreciation, net of changes in inventory cost, refining charges and gold credits.

($000’s except throughput tonnes, ozs produced, cash cost/oz and direct cost/tonne)	Year Ended December 31 ,
	2011	2010
Cost of Sales
Add / (Subtract)
     Change in inventory
     Depreciation
Direct Costs
Add /(Subtract)
     Gold credits
     Refining charges
Cash Costs

Throughput tonnes
Ozs Produced

Direct Cost of Production per Tonne $US
Cash Cost of Production per Oz $US*	10,304 (115) (1,350) 8,839 (6,773) 1,688 3,754 81,153 437,953 110.12 8.67	2,900 334 (860) 2,374 (1,611) 552 1,315 39,896 149,850 59.50 8.78

*net of gold credits

During the year ended December 31, 2011, the Company incurred a higher cash cost per ounce than anticipated mainly as a result of encountering an area within the mine which had significantly lower gold grades which negatively impacted the gold credits the Company achieved. Ongoing mine development should open up higher grade stopes in the future which will allow the Company greater flexibility and consistency in grade control.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

During the year ended December 31, 2011, a director of the Company repaid an outstanding loan for $93,000 which was advanced during the year ended December 31, 2010 and bore interest at 5% per annum, was due on demand, with the principal and interest due on or before March 10, 2011.

Included in accounts receivable are advances to a director and a company controlled by the director in the amount of $7,313 (December 31, 2010 - $6,737, January 1, 2010 - $Nil). This amount was repaid subsequent to December 31, 2011.

2011 MD&A

During the year ended December 31, 2010, the Company completed a private placement at a price of $0.33 per unit of which a director subscribed for 5,665,319 common shares and 550,000 warrants.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments and Other Instruments

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States dollars and its cost of sales are incurred in United States dollars and Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Mexican peso would have an effect on the Company‘s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or a third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short term investments and accounts receivable and note receivable. The Company deposits cash and short term investments with high-credit quality financial institutions. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company’s accounts receivable consist primarily of trade receivables for sales of silver and gold and from input tax credits receivable in Mexico. The Company maintains an allowance for doubtful accounts against certain VAT receivables in Mexico for which the expected collectability of is in question.

Notes receivable are due from Andover Ventures Inc. (“Andover”) and Comstock Mining Inc. (“Comstock”). In 2011, the note receivable from Andover was repaid. For 2010, the amount of the note receivable was less than the fair value of the collateral therefore the note receivable is recorded at its face value.

The note receivable due from Comstock relates to the sales of Oest property. The Company has not recorded a valuation allowance as Comstock is well capitalized and there has been no indication of default on its obligation.

2011 MD&A

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company manages liquidity by ensuring, as far as reasonably possible, that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and short term investments. Management believes that these sources will be sufficient to cover the likely short term cash requirements. The Company’s cash and short term investments are currently invested in savings accounts and guaranteed investment certificates which are available on demand for the Company’s programs.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its cash and short term investments. The Company does not have any outstanding borrowings which bears interest. The Company’s short term investments primarily include highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments.

Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of silver and gold. Silver and gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and global political and economic conditions. The Company does not hedge its silver and gold sales.

Capital Management

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plan. The capital of the Company consists of items included in the consolidated shareholders’ equity, net of accumulated deficit, and long term debt, net of cash and cash equivalents, short-term investments, and restricted cash.

In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The annual and updated budgets are approved by the Company’s Board of Directors. There were no changes in the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

Critical Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

2011 MD&A

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability of the mineral property interests

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment assets and mining property interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining property interests. Internal sources of information management consider include the manner in which property, plant and equipment and mining properties are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining property interests, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining property interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives and reserve estimates. Should the asset life, depletion rate or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

2011 MD&A

Environmental reclamation and rehabilitation provisions

Environmental reclamation and rehabilitation provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgments about the nature, cost and timing of the work to be completed and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated. The estimate of future environmental rehabilitation liabilities is subject to change based on amendments to applicable laws and legislation. Future changes in environmental rehabilitation liabilities, if any, could have a significant impact and would reflected prospectively, as a change in accounting estimate.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with NI 43-101. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Silver and gold are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver and gold contained in the stockpile ore, assumptions of the amount of silver and gold that is expected to be recovered from the stockpile, the amount of silver and gold in the mill circuits and assumption of the silver and gold prices expected to be realized when the silver and gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

2011 MD&A

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Change in Accounting Policies

Transition to International Financial Reporting Standards (“IFRS”)

IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”).

Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information for 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 30 “Transition to International Financial Reporting Standards” of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Accounting standards effective January 1, 2012

IFRS 9, Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified at fair value, financial guarantees and certain other exceptions. In response to the delays to the completion of the remaining phases of the project, on December 6, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IAS 12, Income taxes (“IAS 12”)

IAS 12 – Income Taxes was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

2011 MD&A

Accounting standards issued and effective January 1, 2013

IFRS 10, Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements and is effective for periods beginning on or after January 1, 2013, with earlier application permitted. This standard will replace all of the existing guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”) and SIC 12 Consolidation – Special Purpose Entities (“SIC 12”). IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control and includes detailed guidance that addresses the different ways in which a reporting entity (investor) might control another entity (investee). The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”)

The IASB issued IFRS 11 – Joint Arrangements, on May 12, 2011. This standard supersedes IAS 31 – Interest in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint ventures”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venture recognizes its investment in a joint arrangement using equity method. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

IAS 1, Financial Statement Presentation (“IAS 1”)

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

2011 MD&A

IFRS 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 – Disclosure of Interests in Other Entities has been issued and is effective for periods beginning on or after January 1, 2013. IFRS 12 sets out the required disclosures for entities reporting under the two new standards IFRS 10 and IFRS 11. The new rules also replace the disclosure requirements currently found in IAS 28 Investments in associates. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Company is currently evaluating the impact of these amendments to IFRS 12 on its consolidated financial statements.

IAS 28, Investments in Associates (“IAS 28”)

As a consequential amendment to IFRS 11, the IASB also amended IAS 28 – Investments in Associates in May 2011 which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 19 – Employee Benefits (“IAS 19”)

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to deter or recognize in full in profit or loss actuarial gains and losses and instead of mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The Amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”)

IAS 27 – Consolidated and Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10.

IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”)

IAS 27 – Consolidated and Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10.

IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”)

On December 16, 2011, the IASB published new disclosure requirements jointly with the Financial Accounting Standards Board (“FASB”) that enables users of financial statements to better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. The new requirements are effective for annual periods beginning on or after January 1, 2013.

2011 MD&A

Accounting standards effective January 1, 2014

IAS 32, Financial Instruments: Presentation (“IAS 32”)

On December 16, 2011, the IASB published amendments to IAS 32 – Financial Instruments: Presentation to clarify the application of the offsetting requirements. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

Accounting standards effective January 1, 2015

IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments in three main phases. IFRS 9 will be the new standard for financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November, 2009 and October, 2010, phase one of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2015 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, and as a result of the material weakness in internal control over financial reporting described below, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as at December 31, 2011 the Company’s disclosure controls and procedures were not effective in providing reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods.

Management’s Report on Internal Controls over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

• maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

2011 MD&A

• provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

In its assessment of the effectiveness in internal control over financial reporting as of December 31, 2011, the Company determined that there were control deficiencies that constituted a material weakness, as described below:

  Management identified an error in the application of IAS 12 upon transition to IFRS in accounting for its previously reported business combination when it acquired Silver One. Management determined that the recognition of the deferred income tax liability should have been offset to goodwill rather than mineral property interests and property, plant and equipment. The impact is that mineral property interests, property, plant and equipment and deferred income tax liability were overstated by $5.1 million, $0.5 million and $1.6 million respectively as at December 31, 2010, while goodwill was understated by $4.0 million. This has been corrected in the reconciliation on the statement of financial position as at December 31, 2010.

  Management identified an error in the adjustment to share-based payments upon the transition to IFRS, accounted for under IFRS 2. Management has determined that additional share-based payments should have been recognized during the year ended December 31, 2010 relating to the stock options assumed on the acquisition of Silver Once as at November 16, 2010.. The impact is that share-based payments were understated by $$0.5 million with a corresponding impact on equity reserves. This has been corrected in the reconciliations on the statement of financial position as at December 31, 2011, and the statement of comprehensive loss for the year then ended.

These errors have been corrected in the annual consolidated financial statements for the year ended December 31, 2011, as described in Note 30 to those financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Due to these material weaknesses, management concluded that our internal controls over financial reporting were not effective as December 31, 2011.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

At the beginning of 2011 and in previous years, the Company employed minimal designated accounting staff. Subsequent to the acquisition of Silver One and to address these material weaknesses, the Company increased accounting personnel within the Company to improve segregation of duties and the financial statement reporting review process. Further, for complex, technical accounting standards, management has begun to engage specialists to assist with any implementations and required calculations. In light of the aforementioned material weakness, management conducted a thorough review of all significant of non-routine adjustments for the year ended December 31, 2011. As a result of this review management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the year ended December 31, 2011 fairly present in all material respects the financial position and results of operations for the Company in conformity with IFRS.

2011 MD&A

Changes in Internal Controls

Other than noted above, there were no material changes to our internal controls over financial reporting during the year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Capital Stock

The Company has an unlimited number of common shares authorized, with 239,333,362 outstanding on December 31, 2011 and 243,067,806 as of the date of this MD&A.

On December 31, 2011, options to purchase 12,108,981 common shares and warrants to purchase 47,717,303 common shares were outstanding. As of the date of this MD&A, options to purchase 13,339,750 common shares and warrants to purchase 31,254,597 common shares were outstanding.

Qualified Person

Pursuant to National Instrument 43-101, Robert Fraser, M.Sc. P.Geo is the Qualified Person responsible for the technical disclosure in this MD&A.

2011 MD&A

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. These statements and information appear in a number of places in this document and include estimates, forecasts, information and statements as to management’s expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of mines, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as “may”, “will”, “should”, “plans”, “expects”, “intends”, “anticipates”, “believes”, “budget”, and “scheduled” or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) in respect of its financial year-ended December 31, 2011, which is filed with Canadian regulators on SEDAR (www.sedar.com) and the SEC on EDGAR (www.sec.gov). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mineral properties. These risk factors could materially affect the Company‘s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. For complete information regarding the Company’s operations risks, please refer to the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2011, which will be available at www.sedar.com and the Company’s Form 40-F, available at www.sec.gov. Certain, but not all, of these risk factors are outlined below.

Due to the Company‘s material properties being located in Mexico, a substantial portion of its business is exposed to various degrees of political, economic and other risks and uncertainties which may cause disruption to mineral exploration and mining activities. Furthermore, Mexico‘s status as a developing country may make it more difficult for the Company to obtain required financing for its projects. The Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Company does not realize satisfactory prices for silver, gold and other metals that it will produce or achieve positive cash flow through operations, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows

2011 MD&A

In addition, the Company requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. Furthermore, the Company is highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the business of the Company.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on the Company‘s financial position, results of operations and the Company‘s mining operations and project development plans.

In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs.

The Mineral Reserve and Resource estimates previously reported under NI 43-101 are estimates and as such, there is uncertainty to the actual volume and grades until the reserves are actually mined and processed. Variability in these estimates could affect the level of production and capital and operating cost. While the Company has had independent geological consultants conduct a review of the estimates of Mineral Reserves and Resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially overstated, that could have a material and adverse effect on the Company’s business and results of operations. There are no assurances that current estimated reserves and resources will be commercially mined in the future or mined in the method set out in the NI 43-101 report. The Company has engaged independent technical consultants to assist in preparing Mineral Reserves and Resources, and project engineering, as required. There is no guarantee the work performed by the Company, or the consultants, will prove correct and free of defects.

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Environmental laws and regulations may affect the operations of the Company making operations in that country more expensive. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating may occur. It is not always possible to fully insure against such risks.

2011 MD&A